SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)*

Under the Securities Exchange Act of 1934

SOUTHERN COPPER CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

843611104

(CUSIP Number)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
-and-

Daniel Muñiz Quintanilla
Vice-President and Chief Financial Officer
Americas Mining Corporation
11811 North Tatum Blvd, Suite 2500
Phoenix, Arizona 85028
(602) 494-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A.B. de C.V. 13-1808503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization México
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 674,120,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 674,120,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 674,120,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 78.66%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation 86-1010884
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 674,120,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 674,120,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 674,120,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 78.66%
14.	Type of Reporting Person (See Instructions) CO

     This Amendment No. 13 ("Amendment No. 13") is being filed by and on behalf of Grupo México, S.A.B. de C.V., a successor to Grupo México, S.A. de C.V., ("Grupo México") and Americas Mining Corporation ("AMC", and together with, Grupo México, the "Reporting Persons"), with respect to the common stock ("Common Stock"), par value $0.01, of Southern Copper Corporation, a Delaware corporation (the "Issuer" or "SCC"), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 13, 2001, on February 11, 2003, on April 2, 2003, on February 4, 2004, on October 25, 2004, on November 1, 2004, on December 23, 2004, on April 5, 2005 and on May 23, 2005 (collectively with this Amendment No. 13, the "Schedule 13D").  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 1.     Security and Issuer

     The Schedule 13D relates to the Common Stock of the Issuer, $0.01 par value per share (the "Common Stock").

Item 2. Identity and Background

      Item 2 is hereby amended and supplemented by adding the following:

This Amendment No. 13 is being filed by Grupo Mexico and AMC.  The previous amendment to the Schedule 13D was filed in May 2005 by Grupo Mexico, AMC, SPHC II Incorporated ("SPHC") and Grupo Minero México Internacional, S.A. de C.V. ("GMMI").

In August 2005, SPHC was merged with and into AMC with AMC as the surviving corporation and in December 2006 GMMI was merged with and into Grupo México with Grupo México as the surviving corporation (the transactions described in this sentence are referred to herein as the "Internal Mergers").   As a result of the Internal Mergers, GMMI and SPHC are no longer in existence and are no longer required to be reporting persons in connection with this Schedule 13D.

In May 2006, Grupo México, S.A. de C.V. converted into Grupo México, S.A.B de C.V.  Pursuant to the conversion, Grupo Mexico changed its form from a "sociedad anonima de capital variable" to a "sociedad anonima bursatil de capital variable".  Such conversion did not involve any other entity and did not result in a change to the information required to be disclosed under Item 2 of this Schedule 13D.  Grupo México's principal office is now located at Campos Elíseos No. 400, Colonia Lomas de Chapultepec, México City, México 11000 and AMC’s principal office is now located at 11811 North Tatum Blvd, Suite 2500 Phoenix, Arizona 85028.

Item 3.     Source and Amount of Funds or Other Considerations

The source for the $136,471,834.18 (including commissions of $362,937.30) in funds of the Reporting Persons used for the acquisition of the 10,780,466 shares of Common Stock purchased by the Reporting Persons since October 22, 2008 was working capital of Grupo México.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

(a, b)  As disclosed in the amendment to the Schedule 13D filed by the Reporting Persons, GMMI and SPHC on May 23, 2005, as of such date (i) Grupo Mexico, GMMI, and AMC may each have been deemed to beneficially own 110,556,589 shares of Common Stock, constituting 75.1% of the total Common Stock based on a total of 147,248,216 shares of Common Stock outstanding and (ii) SPHC may have been deemed to beneficially own 43,348,949 shares of Common Stock, constituting 29.4% of the outstanding Common Stock based on a total of 147,248,216 shares of Common Stock outstanding.

Since May 23, 2005, the Issuer effected (i) a two-for-one reverse split of its Common Stock on August 30, 2006, (the "2006 Split") and (ii) a three-for-one reverse split of its Common Stock on June 19, 2008 (the "2008 Split" and together with the 2006 Split, the "Reverse Stock Splits").  None of the Reporting Persons, GMMI or SPHC purchased or sold any shares of Common Stock between May 23, 2005 and the consummation of the 2008 Split.

As a result of the Reverse Stock Splits and the Internal Mergers, immediately after the 2008 Stock Split Grupo Mexico and AMC may each have been deemed to beneficially own 663,339,534 shares of Common Stock, constituting 75.1% of the total Common Stock based on a total of 883,396,950 shares of Common Stock outstanding after completion of the 2008 Stock Split as disclosed in the Issuer's Form 8-K filed on June 25, 2008.

Since October 22, 2008, the Reporting Persons have acquired 10,780,466 shares of Common Stock, as described in Item 5(c) below, for an aggregate amount of $136,471,834.18 (including commissions of $362,937.30).

As of the date hereof, Grupo México and AMC may each be deemed to beneficially own 674,120,000 shares of Common Stock constituting 78.66% of the total outstanding shares of Common Stock based on a total of 856,950,500 shares of Common Stock outstanding as of  December 3, 2008, which the Reporting Persons understand was outstanding as of December 3, 2008.  Grupo México and AMC do not have the sole power to vote or direct the vote of any shares of Common Stock; have the shared power to vote or direct the vote of  674,120,000 shares of Common Stock; do not have the sole power to dispose or direct the disposition of any shares of Common Stock; and have the shared power to dispose or direct the disposition of  674,120,000 shares of Common Stock.

(c) The following table disclose the transactions in shares of Common Stock during the past 60 days by the Reporting Persons:

Date	Type of Transaction	Number of Shares	Price Per Share
10/22/08	Open Market Purchase	438,500	$10.48
10/23/08	Open Market Purchase	425,000	$10.27
10/24/08	Open Market Purchase	620,750	$10.16
10/28/08	Open Market Purchase	515,750	$10.49
10/29/08	Open Market Purchase	250,000	$12.78
10/30/08	Open Market Purchase	488,000	$14.31
10/31/08	Open Market Purchase	422,466	$14.33
11/03/08	Open Market Purchase	290,000	$14.89
11/05/08	Open Market Purchase	1,105,400	$15.78
11/06/08	Open Market Purchase	539,000	$14.08
11/07/08	Open Market Purchase	565,600	$14.18
11/10/08	Open Market Purchase	500,000	$14.78
11/11/08	Open Market Purchase	500,000	$13.76
11/12/08	Open Market Purchase	267,600	$12.93

11/13/08	Open Market Purchase	432,400	$12.85
11/18/08	Open Market Purchase	750,000	$11.27
11/19/08	Open Market Purchase	180,000	$10.77
11/20/08	Open Market Purchase	600,000	$10.14
11/21/08	Open Market Purchase	656,400	$10.33
11/24/08	Open Market Purchase	113,600	$12.82
12/02/08	Open Market Purchase	500,000	$12.47
12/03/08	Open Market Purchase	620,000	$12.23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 4, 2008

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
Name:	Daniel Muñiz Quintanilla
Title:	Chief Financial Officer

AMERICAS MINING CORPORATION

By:	/s/ Daniel Muñiz Quintanilla
Name:	Daniel Muñiz Quintanilla
Title:	Vice-President and Chief Financial Officer